Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2018

Assets

Cash	$	3,503,438
Securities and other financial instruments owned, at fair value:		
Equities		8,724,840,267
Options		816,130,766
Corporate bonds		2,227,061,750
Municipal bonds		29,004,139
Government bonds		181,154,653
Foreign sovereign bonds		47,245,080
Total		12,025,436,655
Due from brokers		2,741,337,935
Due from affiliates		8,977,348
Fixed assets, net of accumulated depreciation and amortization		6,168,924
Other assets		5,829,549
Total assets		$14,791,253,849

Liabilities and member's equity

Liabilities:

Securities and other financial instruments sold, not yet purchased, at fair value:

Equities	$	8,349,475,571
Options		907,260,893
Corporate bonds		2,623,488,522
Municipal bonds		1,094
Government bonds		246,882,401
Foreign sovereign bonds		77,862,382
Total		12,204,970,863
Due to brokers		51,475,460
Due to Parent		284,028,646
Due to affiliate		8,905,927
Accrued expenses and other liabilities		16,529,269
Total liabilities		12,565,910,165
Subordinated borrowing		100,000,000
Member's equity		2,125,343,684
Total liabilities and member's equity		$14,791,253,849

See accompanying notes.